Filed Pursuant to Rule 424(b)(5)

Registration No. 333-272603

SUPPLEMENT TO PROSPECTUS SUPPLEMENT DATED APRIL 14, 2025

(To the Prospectus dated June 21, 2023)

Duos Technologies Group, Inc.	duostech
Up to $10,500,000 COMMON STOCK

This prospectus supplement supplements, modifies and supersedes, only to the extent indicated herein, certain information contained in our prospectus supplement dated April 14, 2025, which together with the prospectus dated June 21, 2023, contained in our Registration Statement on Form S-3 (Registration No. 333-27603), we refer to as the prospectus, relating to the issuance and sale of shares of our common stock, par value $0.001 per share, from time to time through our sales agent, Ascendiant Capital Markets, LLC, or ACM. These sales, if any, will be made pursuant to the terms of the At-The-Market Issuance Sales Agreement, or the Sales Agreement, we entered into with ACM.

This prospectus supplement should be read in conjunction with, is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including all supplements thereto and documents incorporated by reference therein. If there is any inconsistency between the information in the prospectus and this prospectus supplement you should rely on the information in this prospectus supplement. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of this prospectus, except as modified or superseded by this prospectus supplement.

Our common stock is listed on the NASDAQ Capital Market under the symbol “DUOT.” On May 23, 2025, the last reported sale price of our common stock on the NASDAQ Capital Market was $8.46 per share.

As of the date of this prospectus supplement, we are subject to General Instruction I.B.6 of Form S-3, which limits the amounts that we may sell under the registration statement of which this prospectus supplement is a part. As of May 23, 2025, the aggregate market value of our outstanding common stock held by non-affiliates, or public float, was approximately $54.1 million, based on 11,653,905 shares of common stock, of which 5,257,882 shares were held by affiliates, and a price of $8.46 per share, which was the price at which our common stock was last sold on Nasdaq on May 23, 2025. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell, pursuant to the registration statement of which this prospectus supplement forms a part, securities with a value exceeding one-third of the aggregate market value of our outstanding common stock held by non-affiliates in any 12-month period (or approximately $18,000,000), so long as the aggregate market value of our common stock held by non-affiliates remains below $75.0 million. During the 12 calendar months prior to and including the date of this prospectus supplement, we have sold $7,500,000 worth of securities pursuant to General Instruction I.B.6 of Form S-3, leaving $10,500,000 to be sold under this prospectus supplement. In the event that, subsequent to the date of this prospectus, the aggregate market value of our outstanding common stock held by non-affiliates equals or exceeds $75.0 million, then the one-third limitation on sales set forth in General Instruction I.B.6 of Form S-3 shall not apply to additional sales made pursuant to this prospectus. In any event, we shall file a supplement to this prospectus supplement prior to increasing the amount of shares available for sale pursuant to the Sales Agreement.

Sales of our common stock, if any, under this prospectus supplement and accompanying prospectus will be made in sales deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, or the Securities Act. ACM is not required to sell any specific amount of securities but will be acting as our sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between ACM and us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

We are filing this prospectus supplement to supplement and amend as of May 28, 2025, the prospectus, as supplemented, to (i) increase the maximum aggregate offering price of our common stock that may be offered, issued and sold under the prospectus, as supplemented and amended by this prospectus supplement, pursuant to the Sales Agreement from $8,850,000 to $10,500,000 and (ii) update the Dilution table from December 31, 2024 to March 31, 2025. From and after the date hereof, pursuant to General Instruction I.B.6 of Form S-3, we are offering to issue and sell shares of our common stock bearing an aggregate offering price of up to $10,500,000 from time to time through ACM, acting as our sales agent or principal in accordance with the Sales Agreement, as amended.

The compensation to ACM for sales of common stock sold pursuant to the Sales Agreement will be up to 3% of the gross proceeds of any shares of common stock sold under the Sales Agreement. In connection with the sale of the common stock on our behalf, ACM will be deemed to be an "underwriter" within the meaning of the Securities Act and the compensation of ACM will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to ACM with respect to certain liabilities, including liabilities under the Securities Act or the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Investing in our securities involves a high degree of risk. Before buying any of our securities, you should carefully consider the risk factors described in “Risk Factors” beginning on page S-4 of the prospectus supplement dated April 14, 2025, and under similar headings in other documents incorporated by reference into this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

ASCENDIANT CAPITAL MARKETS, LLC

The date of this prospectus supplement is May 28, 2025.

DILUTION

If you purchase our securities in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by dividing our net tangible assets (tangible assets less total liabilities) by the number of shares of our common stock issued and outstanding.

Our net tangible book value at March 31, 2025 was negative $4,360,716, or ($0.37) per share, based on 11,653,905 shares of our common stock outstanding as of such date. After giving effect to the sale of our common stock in the aggregate value of $10,500,000 at an assumed offering price of $8.46 per share, the last reported sale price of our common stock on May 23, 2025, and after deducting offering commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at March 31, 2025 would have been $5,479,284 or $0.42 per share. This represents an immediate increase in pro forma net tangible book value of $0.79 per share to existing stockholders and an immediate dilution of $8.04 per share to investors in this offering at the assigned public offering price. The following table illustrates this per share dilution:

Public offering price per share of common stock	$8.46
Net tangible book value per share as of March 31, 2025	$(0.37)
Increase per share attributable to this offering	$0.79
As adjusted net tangible book value per share as of March 31, 2025 after this offering	$0.42
Dilution per share to new investors participating in this offering	$(8.04)

To the extent that outstanding options are exercised or shares of preferred stock are converted, or any additional options, or other equity awards are granted and exercised or become vested or other issuances of shares of our common stock are made, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of common stock or securities exercisable, convertible or exchangeable into common stock, such issuance could result in further dilution to our stockholders.

The above information is based on 11,653,905 shares of common stock outstanding as of March 31, 2025, and excludes as of such date:

●	5,605,416 shares of our common stock issuable upon conversion of all outstanding shares of our preferred stock;

●	385,368 shares of our common stock issuable upon exercise of outstanding stock options under our equity incentive plans at a weighted-average exercise price of $5.51 per share, with 2,679,974 additional shares reserved for future issuance under such plans;

●	90,000 shares of our common stock issuable upon exercise of outstanding stock options issued outside of our equity incentive plans at a weighted-average exercise price of $4.24 per share; and

●	Up to 819,055 shares of our common stock issuable under the Company’s Employee Stock Purchase Plan.